                                        Filed by Transpro, Inc. pursuant to Rule
                                        425 under the Securities Exchange Act of
                                        1933, as amended, and deemed filed under
                                        Rule 14a-12 of the Securities Exchange
                                        Act of 1934, as amended

                                        Subject Company: Modine Aftermarket
                                        Holdings, Inc., a wholly owned
                                        subsidiary of Modine Manufacturing
                                        Company Commission File No.: 1-13894

The following is a presentation given by Transpro, Inc. and Modine Manufacturing
Company on November 2, 2004.

David B. Rayburn

President & CEO

November 2, 2004

Charles E. Johnson

President & CEO

Regulation MA Disclosure

Regulation MA Disclosure: This investor presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed merger between Modine Manufacturing Company’s Aftermarket Business and Transpro, Inc.’s Aftermarket Business, including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts.
Such statements are based upon the current beliefs and expectations of Modine Manufacturing Company's and Transpro, Inc.'s
management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.  When used in this presentation the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “objective,” “plan,” “possible,
”potential,” “project,” “will” and similar expressions identify forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and corporate approvals of the merger on the proposed terms and schedule; the risk that the business will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; the possibility that the companies may not be able to agree to definitive transaction documents;
and the possibility that conditions to the transaction, including stockholder or regulatory approvals, may not be satisfied. Additional factors that could cause Modine Manufacturing Company's and Transpro, Inc.'s results to differ materially from those described in the forward-
looking statements can be found in the Annual Reports on Forms 10-K of Modine Manufacturing Company and Transpro, Inc., and in the
Quarterly Reports on Forms 10-Q of Modine Manufacturing Company and Transpro, Inc., filed with the Securities and Exchange
Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov) and the companies' respective
Internet sites at www.modine.com and www.transpro.com.

Stockholders are urged to read the prospectus and proxy/information statement regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the prospectus and proxy/information statement, as well as other filings containing information about Modine Manufacturing Company’s Aftermarket Business and Transpro, Inc.’s Aftermarket Business, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov)
and the companies' respective Internet sites at www.modine.com and www.transpro.com. Copies of the prospectus and proxy/information statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus and proxy/information statement, along with any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents can also be obtained, without charge, by directing a request to Modine Manufacturing Company at 1500 De Koven
Avenue, Racine, WI 53403 Attention: Dave Prichard, 262-636-8434, or to Transpro, Inc. at 100 Gando Drive, New Haven, CT 06513,
Attention: Marie DeBernardo, 203-562-5121. Modine Manufacturing Company, Transpro, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the proposed transaction. Information regarding
Modine Manufacturing Company’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange
Commission by Modine Manufacturing Company on June 14, 2004, and information regarding Transpro, Inc.'s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Transpro, Inc. on March 29, 2004. Other
information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy/information statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Overview

Modine Manufacturing Company and Transpro, Inc.
have signed a letter of intent regarding a proposed
merger between Modine’s Aftermarket business and
Transpro

The merger would create a strongly positioned and
well-capitalized pure play aftermarket business

The merged Company is expected to provide
significant benefits

Expanded operations and capabilities

Cost savings opportunities

Creating Value for Shareholders

Merger of Modine’s Aftermarket business with Transpro

Concurrent Modine purchase of Transpro’s heavy duty
OE business

Provides shareholders with the opportunity to realize
value of two pure play companies

Modine focused on the OE market (approx. $1.4 billion in sales)

Combined New Company focused on the aftermarket

Significantly improves Modine financial performance

ROACE increases by 1.5 – 2.0 percentage points

Pre-tax earnings margin increases by 1.0 – 1.5 percentage points

Contemplated Transaction Summary

Modine OE

Modine

Aftermarket

Transpro

Shareholders

Transpro
Aftermarket

Transpro
Heavy Duty
OE

Modine
Shareholders

New Company

Transpro

Shareholders

Modine
Aftermarket

Transpro

Aftermarket

46%

Modine

Shareholders

100%

Modine OE

Transpro
Heavy Duty
OE

100%

100%

Modine
Manufacturing

$17 million

Today

Post Transaction

About Transpro’s Heavy Duty Business

Provides aluminum charge air coolers and
copper/brass radiators for the OE market

Products sold to the heavy duty, military,
motor home, specialty truck, bus, and power
generation industries

Approximately 150,000 square foot facility and
180 employees

PACCAR Inc

GENERAC POWER SYSTEMS, INC.

Cummins

Mack

OSHKOSH

FREIGHTLINER

INTERNATIONAL

MONACO

Heavy Duty Business Key Customers

Heavy Duty Business Acquisition

Enhances Modine’s sales to the OE commercial
vehicle market

Over $45 million in sales

Strong fit with existing heavy duty business and
technology focus

Synergy and expansion opportunities over time

$17 million cash purchase price

Expected to be immediately accretive to earnings
per share

Charles E. Johnson

President & CEO

Transpro Today

Leading manufacturer and supplier of heat transfer and
air conditioning products for the automotive and light
truck aftermarket

Manufacturer and supplier of heavy duty OEM and
aftermarket heat transfer products

Comprehensive product offering under the leading
brands of Ready-Rad® and Ready-Aire®

Diverse customer base including retailers, specialty
parts distributors, and warehouse distributors

Established distribution presence in North America

Manufacturing facilities in United States and Mexico

Transpro Q3 Financial Results

Third quarter was operationally and financially
strong as improvements were achieved in most
all measures compared to last year

Key financial metrics for first 9 months
compared to last year

Net sales $204.1 million, a increase of 15.6% over
$176.6 million last year

Net income of $2.8 million versus ($3.0) million loss
last year

Cash flow of $11.3 million versus $4.4 million a year
ago

New Company Tomorrow

Comprehensive product offering focused on the sale of
aftermarket heat transfer and air conditioning products
for the automotive, truck, and industrial markets

Marketed under the highly recognized Ready-Rad® ,
Ready-Aire® , Modine®, NRF ®, Mexpar® , and AirPro®
brands

Expanded customer base creating new product
opportunities

International footprint with enhanced presence in North
America, Latin America, and Europe

Improved capacity utilization at manufacturing facilities
in North America, Mexico, and Europe

Compelling Merger Rationale

The new Company will be well positioned to meet the
challenges of today’s aftermarket and deliver benefits to all stakeholders

The new Company is expected to have . . .

Improved ability to compete on an international basis

Expanded customer access and product lines, and
enhanced service, branding, and distribution
capabilities

Significant opportunities for improved financial
performance through identified synergies

Greatly enhanced credit, stock market liquidity, and
public company profile

Compelling Merger Rationale

Benefits of increased scale

Increased geographic, distribution, and customer reach

Increased brand and product breadth

Increased manufacturing and sourcing efficiencies

Benefits of significant synergies are expected

Recurring full-year cost savings of at least $20 million, with additional upside possible

Savings expected from facility rationalization, manufacturing efficiencies, and improved material sourcing

Sharpens each company’s focus, improves their long-term
prospects, and enhances value for all stakeholders

New Company Leadership Team

Leadership team will provide both vision and
continuity

Board will initially include ten directors

Six members of Transpro’s existing Board of
Directors

Four members selected by Modine (two executive
officers and two outside directors)

Chairman will be selected from existing Transpro
outside directors

Charles E. Johnson will serve as CEO

Financial Highlights

The new Company will have net sales in excess of $400
million

Improved profitability

Substantial synergy benefits

Profitable in first year of the combination before restructuring charges

Restructuring charges expected to be $10 million to $14
million over the 12- to 18-month integration period

One-time transaction effects

Purchase accounting expected to result in negative goodwill
and a related extraordinary gain in year of closing

Gain on sale of heavy duty OEM business

Financial Highlights (cont’)

The new Company will have an improved balance
sheet and financial flexibility

Debt will be reduced by the proceeds from sale of heavy
duty OEM business and the application of cash in
Modine’s aftermarket business

Debt-to-capitalization ratio expected to improve to 20%
from Transpro’s current ratio of 50%

Expect to put in place expanded credit facilities post-
closing

Flexibility will greatly facilitate and help maximize
integration and synergy realization processes

Wrap-Up

Due diligence is substantially complete and key
terms agreed

Transpro and Modine expect to sign a definitive
merger agreement and related transaction
agreements in fourth quarter 2004

Definitive transaction agreements would contain
customary conditions, including Transpro
shareholders approval and regulatory approvals

Transaction expected to close in first quarter 2005

Q&A